SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 21, 2003

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 21, 2003 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the period ended June 30, 2003.	4

EXHIBIT A

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 AND 2002

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 AND 2002

INDEX

Report of Independent Accountants

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, B, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have carried out a limited review of the balance sheets of MetroGAS S.A. at June 30, 2003 and 2002, and of the related statements of income, changes in shareholders' equity and cash flows for the six-month periods then ended and the complementary notes 1. to 15. and exhibits A, B, C, D, E, F, G and H. These financial statements are the responsibility of the Company's management.

  Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of operations, the changes in its shareholders' equity or its cash flows.

  As mentioned in Note 3., as from the current period the Company has adopted new valuation and disclosure accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which has implied the recognition of adjustments to prior years' results, reclassification and adaptation of comparative information.

  The Company has prepared the financial statements applying valuation and disclosure criteria established by the National Securities Commission which, as explained in Note 3.2.e) and 3.1., differ in certain respects from applicable accounting standards in effect in the Autonomous City of Buenos Aires, especially as regards the treatment of assets and liabilities generated by application of the deferred income tax method and recognition of the effects of inflation at June 30, 2003. The effect on the financial statements derived from the different valuation criteria has not been quantified by the Company.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the financial statements, mainly the suspension of the original tariff updating regime, affect the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company is negotiating the contract terms with its main suppliers to adapt them to the new economic and regulatory context in which it operates.

  As explained in Note 9. to the financial statements, the impact of the devaluation of the Argentine peso on the Company's financial debt in foreign currency and the circumstances mentioned in point 5. have resulted in the Company failing to pay principal and interest corresponding to various financial obligations as from March 25, 2002, giving rise to an event of default under the terms of the Global Negotiable Obligations Program. As a result of that event of default, once having obtained certain majorities, the financial creditors could require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable. Management is analyzing an overall plan for the restructuring of its financial liabilities with its financial advisors.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, according to its understanding of the outcome of the renegotiation processes mentioned in points 5. and 6. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 5. and 6., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Our professional report on the December 31, 2002 financial statements of the Company contained a qualification regarding the departure from professional accounting standards relating to the disclosure of the financial debt in default mentioned in point 6. under non-current liabilities, according to its original due date. During the current period, as mentioned in Note 9, the Company has reclassified the mentioned debt under current liabilities, also modifying the balances as of December 31, 2002, which are disclosed for comparative purposes.

  Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2002 and 2001, on which we issued our report dated February 27, 2003 containing a qualification for the effect of not classifying the long-term portion of the financial debt in default under current liabilities as required by accounting principles generally accepted in Argentina, which, as explained in point 9. above, has been resolved in the current period, and subject to the effect on the financial statements of the adjustments and reclassifications that might be required as a result of the resolution of the situations described in points 5., 7. and 8. of this report considering the facts occurred at that date, we report that:

  the financial statements of MetroGAS S.A. at June 30, 2003 and 2002, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make concerning them, except for those mentioned in points 3. to 8.

  the comparative information at December 31, 2002 included in the balance sheet and in the complementary notes and exhibits, arise from the audited financial statements of MetroGAS S.A. at that date and contemplates the adjustments and reclassifications mentioned in point 3. and in the first paragraph of this point.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

August 6, 2003

PRICE WATERHOUSE & CO. By (Partner)
Miguel A. Urus

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002

Fiscal years No. 12 and 11 commenced January 1, 2003 and 2002

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders' Extraordinary Meeting held on February 3, 1993

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders' Extraordinary Meeting held on June 29, 1994

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of June 30, 2003

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of $

Ordinary certified shares of $ 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of June 30, 2003	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9566, Corporations Book 115, Volume A	124,306
Capitalization of the adjustment to capital stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of June 30, 2003	569,171

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

	June 30,	
	2003	2002
	Thousands of $, except for per share information	
Net sales (Note 4 k))	281,890	394,839
Operating cost (Exhibit F)	(229,170)	(308,253)
Gross profit	52,720	86,586
Administrative expenses (Exhibit H)	(29,975)	(43,421)
Selling expenses (Exhibit H)	(15,894)	(39,425)
Operating income	6,851	3,740
Financing and holding results from assets - (Note 4 l))	(9,422)	(194,403)
Financing and holding results from liabilities - (Note 4 m))	158,934	(736,052)
Other income, net	177	380
Income (loss) before taxes	156,540	(926,335)
Income tax (expense) benefit (Note 3.2.k))	(57,596)	205,900
Net income (loss) for the period	**98,944**	**(720,435)**
Basic income (loss) per share (Note 3.3.)	**0.17**	**(1.27)**
Diluted income (loss) per share (Note 3.3.)	**0.17**	**(1.27)**

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

MAIN ACCOUNTS	SHAREHOLDERS´ CONTRIBUTIONS				
	CAPITAL STOCK	ADJUSTMENT TO CAPITAL STOCK	LEGAL RESERVE	UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDERS´ EQUITY
	SHARES OUTSTANDING				
	Thousands of $				
Modified balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964
Net income for the period	-	-	-	98,944	98,944
Balance as of June 30, 2003	569,171	684,769	45,376	(414,408)	884,908
Balance as of December 31, 2001	569,171	684,769	42,388	(30,793)	1,265,535
Balance adjustment at the beginning of the year	-	-	-	(7,604)	(7,604)
Modified balance as of December 31, 2001	569,171	684,769	42,388	(38,397)	1,257,931
Approved by resolution of Shareholders' Meeting held on April 30, 2002:					
- Transfer to other receivables to be compensated with future earnings	-	-	-	14,955	14,955
Net loss for the period	-	-	-	(720,435)	(720,435)
Balance as of June 30, 2002	569,171	684,769	42,388	(743,877)	552,451

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

METROGAS S.A.

	June 30, 2003	June 30, 2002
	Thousands of $	
Cash from operating activities		
Net income (loss) for the period	98,944	(720,435)
Interest debt accrued during the period	51,186	65,602
Income tax accrued during the period	57,596	(205,900)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation of fixed assets	40,103	37,363
Amortization of intangible assets	2,057	2,269
Net book value of fixed assets retired	994	19,825
Allowance for doubtful accounts	2,686	21,499
Allowance for inventory obsolescence	202	221
Contingencies reserve	1,267	-
Materials consumed	1,365	544
Financial cost tax	-	(109)
Financial, holding and exposure to inflation results (not providing or using funds)	5,377	51,426
Exchange income (loss)	(210,786)	792,305
Charges in assets and liabilities		
Trade receivables	(27,590)	(36,818)
Other receivables	121	(1,040)
Inventories	(433)	(682)
Accounts payable	15,084	4,496
Payroll and social security	(627)	(4,318)
Taxes payable	(4,827)	(4,117)
Other liabilities	2,342	1,718
Interest payable and other	(1,578)	(219)
Contingencies reserve	(1)	(24)
Interest paid	-	(12,843)
Income tax paid	-	(5,514)
Net cash provided by operating activities	33,482	5,249
Cash used in investing activities		
Increase in fixed assets	(7,185)	(12,469)
Net cash used in investing activities	(7,185)	(12,469)
Increase (decrease) in cash and cash equivalents	26,297	(7,220)
Cash and cash equivalents at the beginning of the year	88,686	16,638
Cash and cash equivalents at the end of the period	114,983	9,418

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE PERIODS ENDED

JUNE 30, 2003, DECEMBER 31, 2002 AND JUNE 30, 2002

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

The Argentine Government, by Executive Decree No. 2,459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions (the "License").

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL CONDITION

Argentina is immersed in a complex economic situation, the main features of which are high external indebtedness, the financial system crisis and an economic recession, which has led, mainly until the end of 2002, to a significant fall in demand for goods and services, a significant rise in unemployment levels and the deterioration of the Government's ability to meet its obligations. This situation resulted in the Argentine Government declaring the suspension of foreign debt service payments at the end of the year 2001.

In order to face up to the crisis the country is undergoing, in December 2001 the Government has adopted a number of measures, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The situation described above produced, principally during 2002, a significant and uneven increase in the various economic indicators, i.e., the exchange rate, the wholesale price index (which was used to restate the financial statements) and specific rates applicable to certain goods and services related to the Company's business. These facts affect the comparability of the financial statements, which should be read under the light of these circumstances.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, the Government issued Executive Order No. 260/02 providing that after February 11, 2002 all foreign currency exchange transactions, must be affected in a single free exchange market at rates agreed between the parties, and in accordance with Argentine Central Bank regulations.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of $1 per US$1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of June 30, 2003, the financial debt of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set as the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be reexpressed in pesos on a $1=US$1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account of the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

Based on the above-mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001 became in doubt. These receivables had been booked based on the Company's prevailing rights arising from the license agreed to with the Government and ratified by an Executive Order, which had guaranteed collection through the adjustment of future tariff (see Note 8.3).

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee"), the members of which were appointed by Executive Order No. 370/02 of February 22, 2002 and include a consumer representative. The Renegotiation Committee is to provide advice and assistance to the Economy Ministry which was required to submit a renegotiation proposal or termination recommendation to the Government within 120 days of the effective date of Executive Order No. 293/02, for subsequent submission to the competent bicameral committees of Congress.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative, a copy of the documentation filed by the licensee companies and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Government. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Executive Order No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Economy Ministry to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1834/02 was published on September 17, 2002 and is valid through December 31, 2003, the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by the utility companies involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

Executive Order No. 1839/02, also published on September 17, 2002, is to be effective as from expiration of the period established by Executive Order No. 293/02 and provides a 120-business day extension of the term for the Economy Ministry to submit the proposals for contract renegotiation to the Government.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and certain consumer organizations, a federal trial administrative court issued a preliminary injunction ordering the suspension of the public hearings until they are included in the overall renegotiation process. The Government appealed the preliminary injunction.

While MetroGAS is a participant in the renegotiation process provided for by the Emergency Law, it has exercised the rights granted by section 46 of the Gas Act (Law 24,076) to licensee companies to demand from their control body Ente Nacional Regulador del Gas ("ENARGAS") an emergency extraordinary tariff adjustment on the basis of "objective and justified circumstances" as an interim measure until the emergency period is over. The legal basis for such request is that the Gas Act, which is in full force and effect, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Such hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

On December 3, 2002, the Government issued Executive Order No. 2,437/02 re-adopting provisional adjustments to gas and electric utility tariffs, which was complemented by a Resolution from ENARGAS.

On December 10, 2002, a judge granted a preliminary injunction requested by the Ombudsman of the City of Buenos Aires ordering suspension of the effects of Executive Order No. 2,437/02 for consumers in Buenos Aires. On December 12, 2002, another preliminary injunction requested by the National Ombudsman was granted in another court ordering the suspension of the above-mentioned Executive Order for all consumers.

On January 24, 2003, the Government issued Executive Order No. 120/03 authorizing the Government provisionally and until the termination of the renegotiation of the public service licenses to revise, adjust or modify public utility tariffs in order to assure users of continued, secure and satisfactory service.

Similarly, on January 30, 2003, the Government issued Executive Order No. 146/03 authorizing a "provisional" tariff increase for gas and electric services effective the date of publication of such Executive Order. Such Executive Order provided for the same percentage increases in tariffs and for the same so-called "social tariffs" as were established by Executive Order No. 2,437/02.

On February 3, 2003 through Resolution No. 62/03, the Ministry of Economy extended the term granted to the Renegotiation Committee for 60 days.

On February 27, 2003 the courts granted the preliminary injunction requested by the National Ombudsman and the Consumer Associations and ordered the suspension of the tariff increase provided for by Executive Order No. 146/03.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution ME 20/2002. The Minister of Economy responded MetroGAS' note confirming that the renegotiation process was still in progress.

Before the assumption of the new president, Nestor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The new administration that took office on May 25, 2003 signed Decree No. 311 that created a new Renegotiation Committee of public utility contracts, and has sent a bill to Congress that seeks to extend until December 31, 2004. As of the date of the issuance of this document it is not possible to predict the final results of the renegotiation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of $1 per US$1 (or at an equivalent exchange rate for other currencies). Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company was a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Although negotiations have begun with gas producers to modify such contracts, it is not possible to predict their outcome. Nevertheless, the application of pass-through methodology would guarantee a tariff increase equal to the increase in costs.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of $1.4 per US$1.0 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of June 30, 2003 as stated in Note 3.2.k).

Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. As from January 1, 2002 and in accordance with generally accepted accounting principles and control body requirements, financial statement should be restated for inflation, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos as of such date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years/periods ending as from that date should be stated in nominal currency. Consequently, according to Resolution No. 441, issued by National Securities Commission in Argentina ("CNV"), the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003 (see Note 3.1.).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatization process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9).

The circumstances above described, have been considered by MetroGAS' Management in performing the significant accounting estimates included in these financial statements corresponding to the recoverable value of non - current assets. Accordingly, the Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To begin the review process in connection with the renegotiation of the License;

  To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of the Company's legal, economic and financial exposure and to determine an action plan for renegotiating and modifying contracts in light of the current situation;

  To undertake a plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company's results; and

  To retain international financial advisors to develop a comprehensive plan to restructure all of the Company's financial indebtedness (see Note 9).

The impact of the measures adopted by the Government on the Company's financial statements as of June 30, 2003 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL RESOLUTION No. 368 OF THE CNV

The Company has prepared these financial statements in accordance with generally accepted accounting principles in Argentina ("PCGA") established by the Federation of Professional Councils of Economic Science ("FACPCE") and approved by the Professional Council in Economic Science of the Autonomous City of Buenos Aires ("CPCECABA"), with the modifications established by the CNV. Figures are expressed in thousands of Argentine pesos.

These accounting rules are consistent with those applied in the previous fiscal year.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years beginning on January 1, 2003.

Furthermore, in January 2003, through General Resolution 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years beginning after January 1, 2003.

The main modifications introduced by the new Technical Resolutions that have generated significant effects on the Company's financial statements are the following:

  Adoption of an accounting model in which the Company's intention prevails with a view to defining valuation criteria used. Within this context, only assets held for sale have been valued at fair value. Furthermore, credits and liabilities have been generally recorded at their discounted values.

  Establishment of guidelines for recognizing, measuring and disclosing charges for labor costs.

  Incorporation of new disclosure requirements, including, segment information, earnings per share and comparative information to be disclosed.

The following chart summarizes prior years' adjustments resulting from the application of the new accounting standards:

Concept	Effects on unappropiated retained earnings at the beginning of the year	Effect on the net income as of June 30, 2002
	Thousands of $	Thousands of $
Valuation of receivables at discounted values	(1,628)	-
Recognition of liabilities for labor costs	(2,832)	775
Total	(4,460)	775

The accompanying financial statements for the six-month periods ended June 30, 2003 and 2002 are unaudited. The Company's management considers that all relevant adjustments to fairly disclose the results of each period have been included.

3.1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

Balances as of June 30, 2002 and December 31, 2002, disclosed in these financial statements for comparative purposes have been expressed in constant pesos as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards as describe in Note 3.

According to current accounting rules, and since the Company's operations are seasonal, balances as of June 30, 2002 and December 31, 2002 are included in the balance sheets for comparative purposes.

3.2. Valuation criteria

The preparation of the financial statements in conformity with generally accepted accounting principles requires Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash and deposits in banks

Amounts in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Assets and liabilities in foreign currency

Amounts in foreign currency have been valued at nominal value translated at period-end exchange rates, except for:

  Financial debts in foreign currency owed to financial institutions in the Argentine financial system which have been converted into pesos at a rate of $1 per US$1 (as described in Note 2), including accrued interest through the end of the period, if applicable; and

  Accounts payable in foreign currency that are under renegotiation and have been converted into pesos at a rate of $1 per US$1.

c) Investments

Treasury bills ("Patacones") issued by Buenos Aires Province and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value (see Note 5) as they are used to cancel taxes payable and other liabilities with suppliers at nominal value.

Government bonds ("BODEN") have been valued at fair market value at the end of each period.

  Trade receivables, other receivables and liabilities

Trade receivables include accrued but unbilled services as of the end of each period. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company's estimates of collections.

Trade receivables, other receivables and liabilities are stated at their nominal value including, accrued interest at the end of the period, if appropriate. The outstanding balance obtained by applying this criterion does not differ significantly from the accounting valuation obtained by calculating the discounted value of the respective assets and liabilities, using the applicable internal rate of return at inception.

e) Other receivables and liabilities not included in d) above

Other receivables and liabilities not included in d) above have been stated at present value on the basis of the amounts expected to be collected or paid discounted by using the interest rate for savings accounts published by Banco de la Nación Argentina effective at inception, except for deferred income tax assets and liabilities, which have been stated at nominal value as required by CNV rules. This criterion does not agree with the accounting policies in effect in the Autonomous City of Buenos Aires, which requires these balances to be discounted.

f) Other receivables in kind

Other receivables in kind have been valued based on the replacement cost at the end of the period of goods or services to be received.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse materials is valued at its weighted average price since July 1998 as a result of the change of the accounting system. Those values do not differ significantly from replacement costs at June 30, 2003 and 2002 and December 31, 2002. These are net of the allowance for inventory of materials that is based on estimations made by the Company.

Values obtained, net of the allowance for obsolescence, do not exceed their recoverable values estimated at the end of the period.

h) Fixed assets

The value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent of the shareholders' contributions less liabilities assumed. This value has been restated for inflation as described in Note 3.1.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date were valued at their acquisition cost restated in constant Argentine pesos as described in Note 3.1 except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS, these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalized the net cost of external financing of construction work in "Fixed assets" until such construction is ready to be put into service. As mentioned in Note 9, the capitalized interest during the periods ended June 30, 2003 and 2002 amounted to $ 704 thousand and $ 3,240 thousand, respectively and during the year ended December 31, 2002 amounted to $ 3,981 thousand.

During the periods ended June 30, 2003 and 2002 the Company capitalized $ 1,626 thousand and $ 3,133 thousand, respectively, and $ 5,115 thousand for the year ended December 31, 2002, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the system as well as its expansion.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to note 3.1.

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system.

Aggregate fixed assets value does not exceed its recoverable value.

i) Intangible assets

Intangible assets as of June 30, 2003 represent costs incurred in connection with financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. At June 30, 2002 and December 31, 2002, intangible assets consisted of costs incurred in connection with the issuance of debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at June 30, 2003.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement and their respective tax bases. Deferred tax assets arise principally from income tax loss carryfowards and for the tax treatment due to the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between book values and tax basis of fixed assets and intangible assets, basically for the different amortization criteria and the treatment of certain financial results (interests, exchange difference and restatement for inflation), capitalized in such items.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryfoward	Allowances	Financial debt	Others	Valuation allowance	Total
	Thousands of $
Balances as of December 31, 2002	302,590	9,398	42,342	4,614	(156,355)	202,589
Charges to statement of operations	(63,309)	(1,102)	(10,247)	8,346	7,200	(59,112)
Balances as of June 30, 2003	239,281	8,296	32,095	12,960	(149,155)	143,477

Deferred tax liabilities

	Fixed assets	Others	Total
	Thousands of $
Balances as of December 31, 2002	(12,744)	(354)	(13,098)
Charges to statement of operations	304	(181)	123
Balances as of June 30, 2003	(12,440)	(535)	(12,975)

At December 31, 2002, the Company recorded a deferred tax asset amounting to $302,590 thousand arising from the tax loss carryforwards originated in fiscal year 2002. Such carryforward is available to offset taxable income for future years, expiring in 2007.

The realization of deferred income tax assets, including the above-mentioned tax loss carryfowards, depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities; tax planning and taxable income projections based on its best estimates as stated in Note 2.

Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets amounting to $ 149,155 thousand and $ 156,355 thousand at June 30, 2003 and December 31, 2002, respectively.

Net deferred tax assets at June 30, 2003 and December 31, 2002 according to the information included in the above tables amounted to $130,502 thousand and $ 189,491 thousand, respectively.

The table below shows a reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for the period.

	June 30,
	2003	2002
	Thousand of $
Income tax (benefit) expense calculated using the statutory rate over pre-tax income (loss)	54,789	(324,217)
Permanent Differences
Restatement for inflation	9, 662	(95,409)
Non deductible expenses	345	(270)
Valuation allowance on deferred income tax assets	(7,200)	213,996
Income tax	57,596	(205,900)

l) Minimum presumed income tax

Law No. 25,063 established minimum presumed income tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax, in one fiscal year, the amount in excess would be taken as advanced payment of the income tax over the minimum presumed income tax for the following ten years. The Company recorded a credit balance for the minimum presumed income tax at the end of the period, which is disclosed within "Other receivables", as the Company estimates this amount will be offset against future income tax obligations.

m) Allowance for contingencies

The Company recorded an allowance to provide for possible labor and commercial contingencies, as well as various risks that could result in obligations for the Company. To estimate these amounts and the probability of occurrence, the opinion of the Company's legal advisors has been considered. Furthermore, insurance coverage contracted by the Company has also been taken into account. As of the date of issuance of these Financial Statements, the Company's management believes there are no elements to determine that other contingencies may occur and impact negatively MetroGAS' financial condition.

n) Shareholders' equity accounts

These accounts have been restated in constant Argentine pesos as mentioned in Note 3.1., except for the "Capital stock" account which has been maintained at its original amount. The related adjustment required from January 1, 2002 to February 28, 2003 has been disclosed in "Adjustment to capital stock".

o) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each period. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

p) Statements of operations accounts

These accounts have been restated in constant Argentine pesos as of February 28, 2003, as follows:

  Accounts reflecting monetary transactions throughout the period (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in February 28, 2003 constant Argentine pesos, by application to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each period's inflation on such inventories and have been disclosed in the Statements of operations in "Financing and holding results from assets".

  Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in "Results from exposure to inflation".

3.3. Basic and diluted Earnings and (Losses) per share

Basic and diluted losses and earnings per share were calculated on the basis of weighted average shares outstanding at June 30, 2003 and 2002, which amounted to 569,171,208. The Company does not have any outstanding instrument with a potential dilutive effect; consequently both of these ratios are equal.

3.4. Financial instruments

As of June 30, 2002 the Company used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. As stated in Note 9, this instrument was a future foreign currency purchase agreement. The corresponding amounts payable are disclosed within "Current financial debt" and the related charges are included in "Financial and holding results". As of June 30, 2003 the Company had terminated such instruments.

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading or speculative purposes.

3.5 Industry segment information

The Company operates exclusively in the rendering of public natural gas distribution service. The rest of the activities do not qualify as segments to be presented individually under the guidelines of Technical Resolution 18 of FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 5 - BREAKDOWN OF DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

(*) As of June 30, 2003 and December 31, 2002 it includes financial debt corresponding to Series C Notes (see Note 9).

As of June 30, 2003, investments corresponded to "Patacones", which accrue an annual interest rate of 7% and the Company has recorded these investments at their nominal value as they are used by the Company to cancel taxes payable and other liabilities with suppliers; "Lecops" which do not accrue interest and "BODEN" which accrued an annual interest rate of 1.35%. Pursuant to the terms of the License, in the case of invoices for services not paid at due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of June 30, 2003, the shareholders of Gas Argentino were British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

These financial statements include the expenses derived from the following transactions with affiliated companies:

  Direct and indirect gas supply contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with affiliated companies are as follows:
	June 30,
	2003	2002
	Thousands of $
Gas purchases	18,835	27,945
Technical operator's fees	257	1,141
Contingent Technical operator's fees	1,959	2,090
Manpower supply	-	3,163
Personnel supply	632	-

The outstanding balances as of June 30, 2003, December 31, 2002 and June 30, 2002 from transactions with affiliated companies are as follows:
	June 30,	December 31,	June 30,
	2003	2002	2002
	Thousands of $
Current Assets
a) Other receivables
BG International Limited	20	-	38
	20	-	38

Non Current Assets
b) Other receivables
Gas Argentino	5,239	5,501	5,359
	5,239	5,501	5,359

Current Liabilities
c) Accounts payable
BG International Limited	2,478	3,301	5,162
YPF	10,113	3,669	6,611
	12,591	6,970	11,773

	June 30,	December 31,	June 30,
	2003	2002	2002
	Thousands of $

Non Current Liabilities
d) Accounts payable
BG International Limited	5,359	3,721	-
	5,359	3,721	-

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the first six-months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company may not assume the debts of Gas Argentino or grant loans to, encumber assets to collateralize debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's Financial Debt as of June 30, 2003 and 2002, indicating the average interest rates and maturity date for each credit line:
	June 30,
	2003		2002
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.94%-11.26%	02/19/2002-06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the periods ended June 30, 2003 and 2002 are as follows:
	June 30,
	2003	2002
	Thousands of $
- Nominal financial cost	51,890	68,843
- Net financial results of other debts	3	65
Total interest	51,893	68,908
- Capitalized interest (Note 3.2.h))	(704)	(3,240)
Total interest charged to the results of operations	51,189	65,668

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Due to the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation. At the date of issuance of these financial statements the Company had not received notice from the holders in this regard.

In response to MetroGAS' creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company intends to develop and propose to its financial creditors a comprehensive plan to restructure all the Company's financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002, In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and the creditors have requested the Company to complete a restructuring of its financial liabilities regardless of the final outcome of the License re-negotiation, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current in its financial statements as of June 30, 2003 and retroactively as of December 31, 2002, although none of the Company's creditors has requested the early settlement of the Company's financial debt.

NOTE 10 - CAPITAL STOCK

As of June 30, 2003, the Company's capital stock totaled $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The most recent capital increase of $56,641 thousand was approved by the Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is held by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 195 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (see Note 9) from paying dividends during the continuation of an event of default thereunder.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's By-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's By-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. (see Note 11).

Participants in the PPP purchased their shares from the Government for $1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the By-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required to provide its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. At the date of issuance of these financial statements it is not possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below:

Volumes - Daily averages for the years
	2003	2004	2005	2006

MMCM/d (1)	11.3	7.1	5.3	2.1
MMCF/d (2)	399.1	250.0	187.0	73.8

According to the long-term contract provisions, the minimun natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily averages for the years
	2003	2004	2005	2006

MMCM/d (1)	8.4	4.8	3.7	1.3
MMCF/d (2)	395.1	168.2	130.5	47.5
Amount committed/year (3)	148.6	80.5	66.8	23.7

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1= US$ 1 conversion rate. Gas purchased from May 2002 to September 2003 has been valued according to the provisory values used by the ENARGAS to determine the tariffs. Since October and up to the end of these agreements terms, prices have been considered at a $ 1= US$ 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). Management does not consider it likely that the Company will incur in a material take-or-pay liability for volumes of gas not taken as of June 30, 2003.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of June 30, 2003.

The Company is obligated to pay approximately $362,390 thousand for the entire period between 2003 and 2004; $459,990 thousand for the entire period between 2005 and 2007 and $979,480 thousand for the entire period between 2008 and 2016, for firm transportation capacity under such contracts.

14.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has agreements with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund the excess of fuel oil price over gas prices on undelivered volumes and on an energy-equivalent basis.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$3,000 thousand or 7% of the amount obtained after subtracting US$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate $1 = US$1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of $360 thousand, adjusted by CER (Fixed Management Fee) or 7% of Company Net Profits (Fee on Profits). The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than $3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of $3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of June 30, 2003, December 31, 2002 and June 30, 2002 the financial statements of the Company included a current receivable of $ 3,582 thousand, $ 3,337 thousand and $ 3,580 thousand and a non-current receivable of $ 3,963 thousand, $ 5,281 thousand and $ 7,291 thousand, respectively. Interest accrued at June 30, 2003 and 2002 amounts to $ 582 thousand and $ 685 thousand and has been recognized as financial and holding results from assets in the statements of operations for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to $ 48.1 million (including fines and interest).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS that were executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction. Consequently, Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the Ex-officio ruling that disallowed bad debt deductions on the Company's Income Tax Returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of $ 854 thousand and $ 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of a customers which owed MetroGAS less than $ 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, executive order 2442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements were established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1457 of AFIP was published, establishing the amount in $ 1,500.

According to the above mentioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

15.4 Occupancy of public space levy and study, revision and inspection of works in public spaces levy.

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, the Company agreed to pay the GCBA $0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for $ 5.2 million for 2000.

In addition, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of $ 7.7 million relating to the years 2000 and 2001. Subsequently the GCBA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of $ 1.0 million. MetroGAS filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of $ 16.3 million, payable by the Company on May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of $ 0.08 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim.

MetroGAS has consistently denied legal validity for the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly.

Notwithstanding the above, MetroGAS is continuing the negotiations with the GCBA on these matters.

15.5. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of June 30, 2003.

Vito Sergio Camporeale
Deputy President

EXHIBIT A

METROGAS S.A.

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE
	At beginning of year	Increase	Transfers	Retirements	At end of period	Accumulated at beginning of year	Retirements	For the period: Annual rate	For the period: Amount (2)	Accumulated at end of period	06-30-03
						Thousands of $					
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,285	-	278	-	75,563	13,338	-	2%	938	14,276	61,287
High pressure mains	263,925	-	419	-	264,344	105,901	-	2.22% to 10%	4,933	110,834	153,510
Medium and low pressure mains	1,456,558	-	2,563	(36)	1,459,085	281,090	(18)	1.19% to 10%	17,530	298,602	1,160,483
Pressure regulating stations	57,076	-	-	-	57,076	21,777	-	4% to 12.5%	1,341	23,118	33,958
Consumption measurement installations	359,115	-	1,346	(545)	359,916	68,296	(85)	2.85% to 5%	6,283	74,494	285,422
Other technical installations	46,868	-	-	-	46,868	21,172	-	6.67%	1,455	22,627	24,241
Machinery, equipment and tools	24,837	-	93	-	24,930	19,075	-	6.67% to 20%	1,064	20,139	4,791
Computer and telecommunications equipment	143,272	-	4,265	(198)	147,339	108,815	(196)	5% to 50%	5,575	114,194	33,145
Vehicles	10,026	-	-	(31)	9,995	8,123	(31)	10% to 20%	352	8,444	1,551
Furniture and fixtures	5,450	-	-	-	5,450	5,013	-	10% to 20%	157	5,170	280
Materials	5,955	1,860	(1,369)	(2,666)	3,780	-	-	-	-	-	3,780
Line Pack	214	-	-	-	214	-	-	-	-	-	214
Work in progress	39,825	5,929	(7,586)	-	38,168	-	-	-	-	-	38,168
Advances to fixed assets suppliers	586	100	(103)	-	583	-	-	-	-	-	583
Subtotal	2,506,493	7,889	(94)	(3,476)	2,510,812	652,600	(330)	-	39,628	691,898	1,818,914
Distribution network extensions constructed by third parties	50,398	-	343	-	50,741	5,560	-	1.82% to 2.38%	486	6,046	44,695
Offsetting item for distribution network extensions	(843)	-	(249)	-	(1,092)	(21)	-	2% to 2.38%	(11)	(32)	(1,060)
Allowance for obsolescence of materials (Exhibit E)	(476)	(99)	-	-	(575)	-	-	-	-	-	(575)
Total as of June 30, 2003	2,555,572	7,790	-	(3,476)	2,559,886	658,139	(330)	-	40,103	697,912	1,861,974
Total as of December 31, 2002	2,581,770	24,008	-	(50,206)	2,555,572	582,002	(2,151)	-	78,288	658,139	1,897,433
Total as of June 30, 2002	2,581,770	15,578	-	(35,979)	2,561,369	582,002	(684)	-	37,363	618,681	1,942,688

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the CNV and should be read together with the attached financial statements as of June 30, 2003 and 2002, which have been prepared in accordance with Argentine GAAP.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years beginning after January 1, 2003.

Furthermore, in January 2003, through General Resolution 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years beginning after January 1, 2003.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

Balances as of June 30, 2002 and December 31, 2002, disclosed in these financial statements for comparative purposes have been expressed in constant pesos as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards as describe in Note 3.

The Argentine Economic Scenario and its impact on the Company

As from the date the Emergency Law and subsequent decrees were passed, the Company's activity has been significantly affected. As describes in Note 2 to the financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the Company's results of operations. Note 2 to these financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees on the Company and the uncertainties caused on the Company's future results.

General

The Company's sales and costs have decreased during the six-month period ended June 30, 2003 with respect to the same period of the previous year due principally to the restatement for inflation of 2002 figures.

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (from May to September), due to the larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On June 30, 1997 ENARGAS issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of June 30, 2003 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff table without including the US PPI adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action, that as of the date of issuance of these financial statements is pending resolution.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariffs expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002. As of the date of issuance of these financial statements these tariffs are in force.

Analysis of Operations for the periods ended June 30, 2003 and 2002

The six-month period ended June 30, 2003 was characterized by an increase in the industrial activity due to the economic recovery generated by the exchange rate variation which resulted in an increase in the volumes of gas we delivered to industrial, commercial and governmental customers. This increase was partially offset by a decrease in volumes of gas delivered to power plants as a consequence of higher rainfall in the majority of Argentina's hydraulic basins which increased hydroelectric generation during the first half of 2003 in comparison to that of the first half of 2002 and resulted in reduced generation and, consequently, gas consumption by these customers during the first half of 2003 compared to the same period of the previous year.

The Company's net sales during the six-month period ended June 30, 2003 decreased by 28.6% and operating costs decreased by 25.7% compared to the same period of the previous year, resulting in a $33,866 thousand reduction in gross profit, decreasing to $52,720 thousand during the first half of 2003 compared to $86,586 thousand during the same period of the previous year. An operating income of $6,851 thousand was recorded in the first half of 2003 compared to $3,740 thousand recorded in the same period of the previous year.

The Company's net income for the six-month period ended June 30, 2003 amounted to $ 98,944 thousand compared to a net loss of $ 720,435 thousand for the same period of the previous year. This variation is mainly due to the gain recorded during the first half of 2003 resulting from the exchange differences generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the strengthening of the Peso against the U.S. Dollar compared to the loss recorded during the same period of the previous year due to the weakening of Peso against the U.S. Dollar and the restatement for inflation of such loss.

Operating results and financial condition

Net sales

For comparative purposes balances as of June 30, 2002 have been restated for inflation as of February 28, 2003. This restatement is the principal cause of the decrease in net sales during the first half of 2003 compared to the same period of 2002.

Total net sales decreased by 28.6% during the six-month period ended June 30, 2003, amounting to $ 281,890 thousand compared to $ 394,839 thousand in the same period of 2002. This reduction was mainly due to the restatement for inflation of net sales for the six months ended June 30, 2002. This reduction was partially offset by an increase in net sales, before the restatement for inflation, attributable to increases in net sales to industrial, commercial and governmental customers, net sales of compressed natural gas ("CNG") and net sales of processed natural gas.

Sales volume to residential customers during the six-month period ended June 30, 2003 decreased by 3.3% compared to the same period of the previous year, due to the lower consumption per capita of natural gas during the first half of 2003. Net sales to residential customers decreased by 30.3% from $ 234,688 thousand during the six-month period ended June 30, 2002 to $ 163,530 thousand in the same period of 2003. The reduction recorded in net sales to residential customers for the six months ended June 30, 2003 was mainly due to the restatement for inflation of net sales to residential customers for the six months ended June 30, 2002.

Net sales of gas and transportation and distribution services to power plants decreased by 39.0% compared to the same period of the previous year. Volumes delivered to these customers decreased by 2.2% during the first half of 2003 compared to the same period of the previous year. This decrease in volumes was mainly due to the increased hydroelectric generation during the first half of 2003 in comparison to that of the first half of 2002 and resulted in reduced generation and, consequently, gas consumption by these customers during the first half of 2003 compared to the same period of the previous year.

As a result of the economic recovery generated by the exchange rate variation, volumes of gas delivered to industrial, commercial and governmental customers increased by 25.0% during the six-month period ended June 30, 2003 compared to the same period of the previous year. Nevertheless, net gas sales and transportation and distribution services to these customers decreased by 26.3% during the first half of 2003 compared to the same period of the previous year. This is mainly due to the restatement for inflation of net sales to these customers for the six months ended June 30, 2002. The increase in net sales to these customers, before the restatement for inflation, was 8.7% compared to the same period of the previous year.

Volumes of CNG delivered during the first half of 2003 increased by 24.2% compared to the same period of the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Nevertheless, net sales of CNG decreased by 15.8% during the first half of 2003 compared to the same period of the previous year, mainly due to the restatement for inflation in net sales to CNG customers for the six months ended June 30, 2002. The increase in net sales to CNG customers, before the restatement for inflation, was 27.4% compared to the same period of the previous year.

Net sales and volumes available for processing during the first half of 2003 decreased by 16.4% and 24.9%, respectively, compared to the same period of 2002.

The following table shows the Company's net sales by customer category for the periods ended June 30, 2003 and 2002, in thousands of pesos:

	For the period ended June 30, 2003	% of Net Sales	For the period ended June 30, 2002	% of Net Sales
Gas sales:
Residential	163,530	58.0	234,688	59.4
Power Plants	281	0.1	15	-
Industrial, Commercial and Governmental	48,198	17.1	65,458	16.6
Compressed Natural Gas	30,274	10.7	35,945	9.1
Subtotal	242,283	85.9	336,106	85.1
Transportation and Distribution Services
- Power plants	21,145	7.5	35,098	8.9
- Industrial, Commercial and Governmental	10,048	3.6	13,566	3.4
Subtotal	31,193	11.1	48,664	12.3
Processed Natural Gas	8,414	3.0	10,069	2.6
Net sales	281,890	100.0	394,839	100.0

The following table shows the Company's natural gas sales and transportation and distribution services volume by customer category for the periods ended June 30, 2003 and 2002, in millions of cubic meters:

	For the period ended June 30, 2003	% of Volume of Gas Delivered	For the period ended June 30, 2002	% of Volume of Gas Delivered
Gas sales:
Residential	725.3	23.4	749.8	25.1
Power Plants	4.1	0.1	0.2	-
Industrial, Commercial and Governmental	360.8	11.6	337.1	11.3
Compressed Natural Gas	296.0	9.5	238.4	8.0
Subtotal	1,386.2	44.6	1,325.5	44.4
Transportation and Distribution Services
- Power plants	1,314.0	42.3	1,347.7	45.2
- Industrial, Commercial and Governmental	341.8	11.0	225.1	7.5
Subtotal	1,655.8	53.3	1,572.8	52.7
Processed Natural Gas	63.2	2.1	84.1	2.9
Total volume of gas delivered	3,105.2	100.0	2,982.4	100.0

Operating Costs

Operating costs totaled $229,170 thousand during the six-month period ended June 30, 2003, representing a 25.7% decrease compared to $308,253 thousand recorded in the same period of the previous year. This decrease was mainly due to a reduction in gas purchases and transportation costs. Operating costs for the first half of 2002 have been restated for inflation for comparative purposes in constant pesos as of February 28, 2003 using the IPIM, which exceeded significantly the nominal increase of these costs during the first half of 2003. Additionally, transportation tariffs were pesified and frozen by the Emergency Law and, as a result, no increases have been experienced in such tariffs which are subject to renegotiation between the transportation companies and the National Government. Furthermore, costs of gas purchased have remained stable due to the fact that they are under renegotiation. MetroGAS cannot estimate the final outcome of these renegotiations and its possible impact on the Company's cost structure.

During the first half of 2003, 1,630.2 million of cubic meters were acquired representing an increase of 6.0% with respect to the gas volumes purchased in the same period of 2002. This increase is mainly due to the increase in volumes delivered to industrial, commercial and governmental and CNG customers. Gas costs decreased by 21.0% mainly due to the restatement for inflation of gas purchase costs during the first half of 2002, although gas costs before the restatement for inflation increased by 10.0% mainly due to the increase in volumes acquired.

Gas transportation costs decreased 36.9% from $155,608 thousand during the six-month period ended June 30, 2002 to $98,209 thousand during the same period of 2003, mainly due to the restatement for inflation of transportation costs for the first half of 2002 using the IPIM as of February 28, 2003. As mentioned above, these contracts are under renegotiation.

Payroll and social security contributions decreased by 32.3% to $ 8,377 thousand during the first half of 2003 from $ 12,375 thousand during the same period of 2002, mainly due to the restatement for inflation of payroll and social security contributions recorded for the first half of 2002 using the IPIM as of February 28, 2003.

During the periods ended June 30, 2003 and 2002, the Company capitalized $ 1,626 thousand and $ 3,133 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets. The decrease was mainly due to the restatement for inflation of capitalized operating costs as of June 30, 2002 using the IPIM.

The following chart shows the Company's operating costs by type of expense for the periods ended June 30, 2003 and 2002, in thousands of pesos:
	For the period ended June 30, 2003	% of Total Operating Expenses	For the period ended June 30, 2002	% of Total Operating Expenses

Gas purchases	80,876	35.3	102,396	33.2
Gas transportation	98,209	42.8	155,608	50.5
Depreciation of Fixed Assets	33,410	14.6	30,123	9.8
Payroll and social contributions	8,377	3.7	12,375	4.0
Operations and maintenance	3,581	1.5	3,319	1.1
Technical operator's fee	2,216	1.0	3,231	1.0
Sundry Materials	1,022	0.4	1,182	0.4
Fees for sundry services	682	0.3	937	0.3
Other operating costs	2,423	1.1	2,215	0.7
Capitalization of Operating Costs in Fixed Assets	(1,626)	(0.7)	(3,133)	(1.0)
Total	229,170	100.0	308,253	100.0

Administrative Expenses

Administrative expenses decreased by 31.0% during the six-month period ended June 30, 2003 compared to the same period of 2002. This decrease is mainly due to the restatement for inflation of administrative expenses for the first half of 2002 as well as the decrease in payroll and social contributions derived from a reduction in the number of employees and a decrease in certain provisions, partially offset by an increase in insurance premiums due to the renegotiation of insurance policies.

Selling Expenses

Selling expenses decreased by 59.7% from $ 39,425 thousand during the six-month period ended June 30, 2002 to $ 15,894 thousand in the same period of 2003. This decrease was mainly due to the restatement for inflation of selling expenses for the first half of 2002 using the IPIM that exceeded the nominal increase in these costs during the first half of 2003 as well as the reduction in the allowance for doubtful accounts based on the Company's estimates of collections compared to the same period of the previous year.

Financing and Holding Results

Net financing and holding results for the six-month period ended June 30, 2003 accounted for $ 149,512 thousand gain compared to a loss of $ 930,455 thousand in the same period of the previous year.

This variation is mainly due to the gain recorded in the first half of 2003 resulting from the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the strengthening of the Peso against the U.S. Dollar, compared to the loss recorded in the same period of the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

Other Income net

Other income net, for the six-month period ended June 30, 2003 accounted for a gain of $ 177 thousand compared to $ 380 thousand recorded in the same period of the previous year, principally due to the decrease in sales of fixed assets.

Income Tax Benefit (Expense)

During the six-month period ended June 30, 2003, the Company recorded $ 57,596 thousand income tax expense compared to a $ 205,900 thousand gain for the same period of the previous year. This variation is due to the income tax loss carryfoward and other deferred income tax assets recorded during the first half of 2002. These deferred income tax assets were mainly generated by the exchange losses, which are deductible for income tax purposes over a five-year period in accordance with the Emergency Law (see Note 2 to these financial statements). The income tax expense recorded during the first half of 2003 was mainly originated by the decrease in the exchange rate and the operating income recorded during such period.

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 33,482 thousand during the six-month period ended June 30, 2003 and to $ 5,249 thousand during the same period of the previous year. This increase is mainly due to the suspension of interest payments related to the financial debt, the decrease in income tax payable and the lower increase in trade receivables compared to the first semester of 2002 due to higher collections and lower bad debt level.

Net cash used in investing activities

Net cash used in investing activities totaled $ 7,185 thousand during the six-month period ended June 30, 2003 compared to $ 12,469 thousand used during the same period of the previous year. This decrease is due to the restatement for inflation of net cash used in investing activities for the six-month period ended June 30, 2002, using the IPIM as of February 28, 2003.

Liquidity and capital resources

Financing

As of June 30, 2003, the total indebtedness of the Company was $ 1,273,151 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Due to the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation. At the date of issuance of these financial statements the Company had not received notice from the holders in this regard.

In response to MetroGAS' creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company intends to develop and propose to its financial creditors a comprehensive plan to restructure all the Company's financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002, In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and the creditors have requested the Company to complete a restructuring of its financial liabilities regardless of the final outcome of the License re-negotiation, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current in its financial statements as of June 30, 2003 and retroactively as of December 31, 2002, although none of the Company's creditors has requested the early settlement of the Company's financial debt.

Capitalization

The Company's total capitalization at June 30, 2003 amounted to $2,158,059 thousand, consisting of $ 1,273,151 thousand short-term debt and shareholders' equity of $ 884,908 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company's activities, the table below sets forth comparative balance sheet information from the Company's financial statements as of June 30, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.
	06.30.03	06.30.02	06.30.01	06.30.00	06.30.99
	Balance Sheet
	Thousands of $
Current Assets	272,289	246,508	456,871	410,072	425,422
Non-current Assets Assets	2,014,475	2,162,419	2,063,293	1,969,251	1,972,551
Total Assets	2,286,764	2,408,927	2,520,164	2,379,323	2,397,973

Current Liabilities	1,396,497	1,299,357	482,526	833,240	502,288
Non-current Liabilities	5,359	557,119	715,039	240,582	609,136
Total Liabilities	1,401,856	1,856,476	1,197,565	1,073,822	1,111,424
Shareholders' Equity	884,908	552,451	1,322,599	1,305,501	1,286,549
Total	2,286,764	2,408,927	2,520,164	2,379,323	2,397,973

Comparative Results of Operations

The table below contains a summary of the statements of operations for the periods ended June 30, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.
06.30.03		06.30.02	06.30.01	06.30.00	06.30.99
Thousands of $

Gross Profit	52,720	86,586	185,091	187,710	166,900
Administrative and Selling Expenses	(45,869)	(82,846)	(85,831)	(92,363)	(89,255)
Operating Income	6,851	3,740	99,260	95,347	77,645
Financial Results	149,512	(930,455)	(27,390)	(29,831)	(30,560)
Other Income (Expenses), net	177	380	(363)	28	(456)
Income (Loss) Before Taxes	156,540	(926,335)	71,507	65,544	46,629
Income Tax (Expense) Benefit	(57,596)	205,900	(25,852)	(23,719)	(17,102)
Net Income (Loss)	98,944	(720,435)	45,655	41,825	29,527

Comparative Statistical Data

The table below shows a summary of operating data for the periods ended June 30, 2003, 2002, 2001, 2000 and 1999.

	06.30.03	06.30.02	06.30.01	06.30.00	06.30.99
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	1,630,232	1,537,911	1,809,593	2,674,109	2,774,068
Gas contracted by third parties	1,809,778	1,790,606	1,744,494	1,132,589	523,891
	3,440,010	3,328,517	3,554,087	3,806,698	3,297,959
Volume of gas withheld:
- Transportation	(223,942)	(253,207)	(270,941)	(170,038)	(183,712)
- Loss in distribution	(104,261)	(87,714)	(73,952)	(91,799)	(85,778)
- Transportation and processing gas production	(6,600)	(5,200)	(3,497)	(10,506)	(11,793)
Volume of gas delivered	3,105,207	2,982,396	3,205,697	3,534,355	3,016,676

Comparative ratios

The table below contains certain financial ratios as of June 30, 2003, 2002, 2001, 2000 and 1999.
	06.30.03	06.30.02	06.30.01	06.30.00	06.30.99

Liquidity	0.19	0.19	0.95	0.49	0.85
Solvency	0.63	0.30	1.10	1.22	1.16
Immobilization	0.88	0.90	0.82	0.83	0.82

Other information

The table below contains information regarding the price per share of the Company's Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	U$S
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
December	1997	0.77	7.75
March	1998	0.93	9.25
June	1998	0.90	8.81
September	1998	0.80	7.88
December	1998	0.85	8.13
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
March	2002	0.75	3.30
June	2002	0.57	1.30
September	2002	0.35	0.97
December	2002	0.55	1.43
January	2003	0.80	2.45
February	2003	0.75	2.35
March	2003	0.69	2.40
April	2003	0.90	3.20
May	2003	0.93	3.45
June	2003	1.05	3.82

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License, MetroGAS will define its future strategy.

Autonomous City of Buenos Aires, August 6, 2003

Vito Sergio Camporeale
Deputy President